Exhibit 99.2

BRF — BRASIL FOODS S.A.

A Publicly Authorized Capital Company

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

SUMMARY OF THE MINUTES OF THE 6th/2009 ORDINARY MEETING OF THE BOARD OF DIRECTORS

(Drafted in summarized format pursuant to Article 130, Paragraph 1 of Law  6.404/76)

DATE, PLACE AND TIME: July 31 2009 at 9:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: The full complement of Board Members. CHAIR: Nildemar Secches and Luiz Fernando Furlan, Co-Chairmen and Edina Biava, Secretary. RESOLUTIONS ADOPTED: 1) Ratification of the appointments to the Advisory Committees of the Board of Directors and to the Best Practices Evaluation Committee: 1.1) Governance, Sustainability and Strategy Committee: Décio da Silva - coordinator, Nildemar Secches, Luiz Fernando Furlan and José Antonio do Prado Fay.  1.2) Finance and Risk Policy Committee: Manoel Cordeiro Silva Filho - coordinator, Luís Carlos Fernandes Afonso, Luiz Fernando Furlan and Leopoldo Viriato Saboya.  1.3) Management Compensation and Executive Development Committee: Francisco Ferreira Alexandre - coordinator, Nildemar Secches, Carlos Alberto Cardoso Moreira and Vicente Falconi Campos. 1.4) Best Practices Evaluation Committee - João Vinicius Prianti - coordinator, Rami Naum Goldfajn, Walter Fontana Filho, together with the consultancy, McKinsey & Company,  pursuant to the Preservation of the Reversibility of the Operation Agreement (APRO) with CADE (the Brazilian Anti-Trust Authority) in relation to the Association Agreement between BRF and Sadia.  2) Approval of the Advances for Future Increase of Capital “AFAC” constituted between the companies BRF — Brasil Foods S.A. and Sadia S.A., PSA Laboratórios Veterinários Ltda and Avipal Nordeste S.A, as follows: 2.1) Constitution of  a contract for an Advance for Future Increase in Capital (“AFAC”) between BRF — Brasil Foods S.A. and Sadia S.A: in the amount of up to R$ 3.5 billion, whose payments and renegotiation of the debts of Sadia are being discussed with the financial institutions. Ratification of the AFAC of R$ 950 million executed on July 27 2009, pursuant to the operation for the increase of capital which is included in the amount of up to R$ 3.5 billion.  2.2) Paying in of capital in PSA Laboratório Veterinário Ltda.  2.2.1) in the value of R$17,576,000.00, pursuant to the contract constituted in March 2008 and approved in September 2008; 2.2.2)  in the amount of R$3,000,000.00, pursuant to the contract constituted in March 2007 and approved in September 2008. 2.3) Paying in of capital in Avipal Nordeste S.A. in the amount of R$227,366,000.00, pursuant to the contract constituted in April 2008 and approved in September 2008. 3) Approved the Serafina Corrêa-RS Housing Project — With a view to reducing the housing shortage in Serafina Correa, jointly with COOHAL — Cooperativa Habitacional da Alimentação de SCO and the Municipal Government of that city, a housing project is being proposed to be sited on land owned by BRF, for the construction of 54 houses through an exchange operation. The market value of the area of BRF to be exchanged is R$ 24,700.00 and the market value of the land exchanged by Savanir Verginio Maróstica is R$ 25,997.00; 4) Other matters of an internal nature to the Company. CONCLUSION: These minutes, having been drafted, read and approved, were signed by the members of the Board present. Nildemar Secches, Co-Chairman, Luiz Fernando Furlan, Co-Chairman, Francisco Ferreira Alexandre, Carlos Alberto Cardoso Moreira, Décio da Silva, João Vinicius Prianti, Luís Carlos Fernandes Afonso, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Walter Fontana Filho, Vicente Falconi Campos, Edina Biava-Secretary.     São Paulo-SP, July 31 2009. (I hereby certify that this is a summary of the original minutes filed to Book 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, folios 106 to 108.)

Edina Biava

Secretary

These minutes do not constitute an offering document or an offer to sell or an invitation to purchase any securities or a solicitation for any vote or approval